Exhibit 12.1

	For the Year Ended May 31,					Six Months Ended November 30,
	2013	2012	2011	2010	2009	2013	2012
						(unaudited)
	(In Thousands Except Per Share Data and Ratios)
Earnings Available for Fixed Charges

Earnings before income taxes	$80,311	$93,203	$103,407	$65,614	$86,249	$57,836	$54,395

Add:

Interest expense	39,448	36,247	28,143	25,532	30,225	20,538	20,355

Amortization of debt expense	2,154	1,831	2,524	1,301	1,191	976	1,074

One-third of rent expense under operating leases (estimated by management to be the interest factor of such rent expense)	11,760	10,109	9,284	7,744	7,548	5,914	6,053

Earnings available for fixed charges	$133,673	$141,390	$143,358	$100,191	$125,213	$85,264	$81,877

Fixed Charges

Interest expense	39,448	36,247	28,143	25,532	$30,225	$20,538	$20,355

Amortization of debt expense	2,154	1,831	2,524	1,301	1,191	976	1,074

One-third of rent expense under operating leases (estimated by management to be the interest factor of such rent expense)	11,760	10,109	9,284	7,744	7,548	5,914	6,053

Total fixed charges	$53,362	$48,187	$39,951	$34,577	$38,964	$27,428	$27,482

Ratio of earnings to fixed charges	2.5	2.9	3.6	2.9	3.2	3.1	3.0